NEWS RELEASE

August 25, 2009                                                                                                                                                                                                                                                                                                                                                        OTC BB: VCTZF
                                                                                                                                                                                                                                                Cusip# 91881202

VERTICROP’S™ SECOND VERTICAL FARMING LINE
INTRODUCED

Valcent Products Inc. (the “Company”, or “Valcent”), www.valcent.net,  today announces the company’s vertical farming expansion with the introduction of a new VertiCrop™ product line for use in a warehouse environment.  Using the latest horticultural lighting technologies, combined with state of the art irrigation and nutrient delivery systems, Valcent Products (EU) Limited (VEU) is in the final stages of developing a commercial application of its VertiCrop™  High Density Vegetable Growing System suitable for installing in industrial type warehouses, as an alternative to polytunnels or glasshouses.

“A warehouse environment will provide a commercial grower with significant benefits, particularly in areas of climate extremes,” said Chris Bradford, Managing Director, Valcent Products (EU). “Growing crops in a glasshouse or polytunnel can involve high energy costs to maintain stable temperatures suitable for healthy plant growth. Growing in a warehouse environment with a VertiCrop™  vertical farming system improves production and lower costs.”

The VertiCrop™ research team has been working with two strategic partners who are acknowledged experts in the field of industrial lighting. This research has lead to the development of a commercially viable eco-friendly system, particularly well suited to application in a warehouse environment.

The VertiCrop™ warehouse growing system will also use a hybrid lighting system, harnessing and channeling heat free natural daylight, complemented by the latest LED horticultural lighting technology.

About Valcent Products Inc:

Valcent Products Inc. (OTCBB: VCTZF) develops highly innovative consumer and industrial products and processes for global markets. Valcent is a pioneer and leader in ecotechnology with its core research and development in sustainable, renewable, and intense growth of agricultural products. For more information, visit: www.valcent.net and www.valcent.eu and visit and contribute to http://blog.valcent.net/ .

Valcent Products Inc
Contacts:
Media Relations
Nancy Tamosaitis-Thompson
Vorticom Public Relations
212.532.2208
Nancyt@vorticom.com

Investor Relations
Gerry Jardine or Mike Parker
(800) 877-1626 or (888) 506-7979
or worldwide (604) 630-2941
info@valcent.net

 Safe Harbor for Forward Looking Statements:  This press release contains forward-looking information, in that it describes events and conditions, which Valcent Products Inc. reasonably expects to occur in the future, and statements including opinions, assumptions and  estimates.  Forward-looking statements include information that does not relate strictly to historical or current facts.  When used in this document, the words “seeks”, “anticipate”, “believe”, estimate”, “expect”, “forecast”, “intent”, “may”, “project”, “plan”, “potential”, “should” and similar expressions are intended to be among the statements that identify forward-looking statements.  Forward-looking statements are not guarantees of future performance and are subject to a wide range of known and unknown risks and uncertainties, including inability to complete sales in process or develop positive cash flow from anticipated product sales, and although the Company believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will be realized.  We have attempted to identify important factors that could cause actual results, performance or achievements to vary from those current expectations or estimates expressed or implied by the forward-looking information.  The risks and uncertainties that could affect future events or the Company's future financial performance are more fully described in the Company's quarterly reports (on Form 6-K filed in the US and the financial statements and Form 51-102F1 filed in Canada), the Company's annual reports (on Form 20-F filed in the US and the financial statements and Form 51-102F1 filed in Canada) and the other recent filings in the US and Canada. These filings are available at www.sec.gov in the US and www.sedar.com in Canada. For all such forward-looking statements, we claim the safe harbor for forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Valcent disclaims any obligation to update any forward-looking statement made herein.